# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGAL REXNORD CORP, CIK 0000082811
CUSIP: 758750103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 111 West Michigan Street, Milwaukee, Wisconsin (WI), 53203
Date of event which requires filing of this statement: 04/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,546,112; sole dispositive power 0; shared dispositive power 3,546,112; aggregate amount beneficially owned 3,546,112 (5.3% of the class)
  Comment: See Item 4
- VIKING GLOBAL PERFORMANCE LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,654,275; sole dispositive power 0; shared dispositive power 2,654,275; aggregate amount beneficially owned 2,654,275 (4% of the class)
  Comment: See Item 4
- Viking Global Equities II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 53,084; sole dispositive power 0; shared dispositive power 53,084; aggregate amount beneficially owned 53,084 (0.1% of the class)
  Comment: See Item 4
- Viking Global Equities Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,601,191; sole dispositive power 0; shared dispositive power 2,601,191; aggregate amount beneficially owned 2,601,191 (3.9% of the class)
  Comment: See Item 4
- Viking Long Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 891,837; sole dispositive power 0; shared dispositive power 891,837; aggregate amount beneficially owned 891,837 (1.3% of the class)
  Comment: See Item 4
- Viking Long Fund Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 891,837; sole dispositive power 0; shared dispositive power 891,837; aggregate amount beneficially owned 891,837 (1.3% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,546,112; sole dispositive power 0; shared dispositive power 3,546,112; aggregate amount beneficially owned 3,546,112 (5.3% of the class)
  Comment: See Item 4
- Ott David C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,546,112; sole dispositive power 0; shared dispositive power 3,546,112; aggregate amount beneficially owned 3,546,112 (5.3% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,546,112; sole dispositive power 0; shared dispositive power 3,546,112; aggregate amount beneficially owned 3,546,112 (5.3% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: REGAL REXNORD CORP
Address of issuer's principal executive offices: 111 West Michigan Street, Milwaukee, Wisconsin, 53203

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Performance LLC ("VGP"),
Viking Global Equities II LP ("VGEII"),
Viking Global Equities Master Ltd. ("VGEM"),
Viking Long Fund GP LLC ("VLFGP"),
Viking Long Fund Master Ltd. ("VLFM"),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI and VGEII are Delaware limited partnerships; VGP and VLFGP are Delaware limited liability companies; VGEM and VLFM are Cayman Islands exempted companies; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 3,546,112

VGI provides managerial services to VGEII, VGEM and VLFM. VGI has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII, VGEM and VLFM. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGI may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM and VLFM.

VGP: 2,654,275

VGP, as the general partner of VGEII, has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII. VGP serves as investment manager to VGEM and has the authority to dispose of and vote the shares of Common Stock directly owned by VGEM. VGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGP may be deemed to beneficially own the shares of Common Stock directly held by VGEII and VGEM.

VGEII: 53,084

VGEII has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

VGEM: 2,601,191

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

VLFGP: 891,837

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the shares of Common Stock directly owned by VLFM. VLFGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VLFGP may be deemed to beneficially own the shares of Common Stock directly held by VLFM.

VLFM: 891,837

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 3,546,112

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI), VGP and VLFGP, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI, VGP and VLFGP. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM and VLFM.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 3,546,112 shares of Common Stock, consisting of (i) 53,084 shares of Common Stock directly and beneficially owned by VGEII, (ii) 2,601,191 shares of Common Stock directly and beneficially owned by VGEM and (iii) 891,837 shares of Common Stock directly and beneficially owned by VLFM.
Percent of class:
The percentages set forth herein are based on 66,330,773 shares of Common Stock outstanding as of March 10, 2025, as reported in the Issuer's proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (the "Commission") on March 19, 2025.

VGI: 5.3%
VGP: 4.0%
VGEII: 0.1%
VGEM: 3.9%
VLFGP: 1.3%
VLFM: 1.3%
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 5.3%
Sole power to vote or to direct the vote:
VGI: 0
VGP: 0
VGEII: 0
VGEM: 0
VLFGP: 0
VLFM: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 3,546,112
VGP: 2,654,275
VGEII: 53,084
VGEM : 2,601,191
VLFGP: 891,837
VLFM: 891,837
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 3,546,112
Sole power to dispose or to direct the disposition:
VGI: 0
VGP: 0
VGEII: 0
VGEM: 0
VLFGP: 0
VLFM: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 3,546,112
VGP: 2,654,275
VGEII: 53,084
VGEM : 2,601,191
VLFGP: 891,837
VLFM: 891,837
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 3,546,112

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Investors LP (1)(2)(3) (04/18/2025)
- VIKING GLOBAL PERFORMANCE LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Performance LLC (1)(2)(3) (04/18/2025)
- Viking Global Equities II LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities II LP (1)(2)(3) (04/18/2025)
- Viking Global Equities Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2)(3) (04/18/2025)
- Viking Long Fund GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund GP LLC (1)(2)(3) (04/18/2025)
- Viking Long Fund Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund Master Ltd. (1)(2)(3) (04/18/2025)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (04/18/2025)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of David C. Ott (2) (04/18/2025)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (3) (04/18/2025)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).